                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 5 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  881005 20 1
                              -------------------
                                (CUSIP Number)


                George H. Valentine                  N. Jordan
                Corporate Secretary                  Secretary
               Terra Industries Inc.              Anglo American plc
                  Terra Centre                20 Carlton House Terrace
                600 Fourth Street                 London  SW1Y 5AN
           Sioux City, Iowa 51102-6000             United Kingdom
                  (712) 277-1340                   (171) 698-8888
       ----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 29, 1999
                  ------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this the filing Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Check the following box if a fee is being paid with the statement.[_]

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                   PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,172,414 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,172,414 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital Inc. (Due to direct ownership of 1,810,400 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Industries, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                     PAGE 6 OF PAGES 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Taurus Investments S.A. -- Solely due to indirect ownership through its ownership of 5.3% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 7 OF PAGES 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Taurus International S.A. -- Solely due to indirect ownership through its ownership of over 50% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881005 20 1                                    PAGE 8 OF PAGES 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Anglo American plc -- Solely due to indirect ownership through its wholly owned subsidiary, Taurus International S.A. (and its wholly owned subsidiary Taurus Investments S.A.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             12,982,814 Common Units (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,982,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      70.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.
        -------------------

          This Amendment No. 5 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 4, the "Schedule 13D") of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2. Identity and Background
        -----------------------

          Item 2 is hereby amended in its entirety to read as follows:

          (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Terra Nitrogen Corporation, a Delaware corporation ("TNC"), by virtue of its direct beneficial ownership of Common Units; (ii) Terra Capital, Inc., a Delaware corporation ("Terra Capital"), by virtue of its direct beneficial ownership of Common Units and by virtue of its ownership of all the outstanding common stock of TNC; (iii) Terra Capital Holdings, Inc., a Delaware corporation ("Terra Holdings"), by virtue of its ownership of all the outstanding common stock of Terra Capital; (iv) Terra Industries Inc., a Maryland corporation ("Terra"), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (v) Taurus Investments S.A., a company incorporated under the laws of Luxembourg ("Taurus Investments"), by virtue of its direct ownership of over 5% of the outstanding common stock of Terra; (vi) Taurus International S.A., a company incorporated under the laws of Luxembourg ("Taurus International"), by virtue of its direct ownership of over 50% of the outstanding common stock of Terra; and (vii) Anglo American plc, a company incorporated under the laws of the United Kingdom ("Anglo American"), by virtue of its direct or indirect ownership of all the outstanding common stock of Taurus International (TNC, Terra Capital, Terra Holdings, Terra, Taurus International, Taurus Investments and Anglo American are collectively referred to herein as the "Reporting Persons"). Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons, each person in control of each Reporting Person and the directors and executive officers of the person ultimately in control of the Reporting Persons is set forth on Annex A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) The address of the principal business and principal office of each of TNC, Terra Capital, Terra Holdings and Terra is 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000. The address of the principal business and principal office of each of Taurus International and Taurus Investments is Boite Postale 185, L-2011 Luxembourg City, Luxembourg. Anglo American's principal office address is 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom.

          (c) TNC is the General Partner of TNCLP. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries. Taurus International and Taurus Investments are holding companies which hold the stock of certain subsidiaries of Anglo American. Anglo American is one of the world's largest mining and natural resources companies. Prior to a previously announced combination of business of Minorco S.A., a company organized under the laws of Luxembourg ("Minorco") and Anglo American corporation of South Africa Limited, a company organized under the laws of the Republic of South Africa ("AAC"), which became effective on May 24, 1999, Minorco was the beneficial owner of over 50% of the

Common Shares of Terra. By virtue of the combination of the businesses of Minorco and AAC, Minorco became a wholly owned subsidiary of Anglo American, and Anglo American became the beneficial owner of the Common Shares of Terra. As of the date hereof, approximately 35.4% of the outstanding capital stock of Anglo American is held collectively by De Beers Consolidated Mines Limited, a company organized under the laws of the Republic of South Africa and De Beers Centenary AG, a company organized under the laws of Switzerland.

          (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

Item 2 of the Schedule 13D is further amended by replacing Annex A with the Annex A filed with this Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          Item 3 is hereby amended by insertion of the following additional sentence at the end of the second paragraph: "The amount of funds expended for the purchases between May 6, 1999 and June 30, 1999 totaled $2.0 million.".

Item 4. Purpose of Transaction.
        ----------------------

          Item 4 is hereby amended by the insertion of the following additional sentence after the fourth sentence of the second paragraph: "Terra Capital further purchased 203,000 Common Units between May 6, 1999 and June 30, 1999 pursuant to the buyback authority.".

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          Item 5 is hereby amended by deleting the second and third sentences of the first paragraph under section (a) and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 1,810,400 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 70.2% of the outstanding Common Units."

          Item 5 is hereby further amended by replacing the third sentence of the second paragraph under Item 5(a) and the fourth sentence of the second paragraph under Item 5(b) with the following: "By virtue of its ownership of all the outstanding capital stock of Taurus International and Taurus Investments (which own over 50% and over 5% of Terra's common stock, respectively), Anglo American may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital any may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital.

          Item 5 is hereby further amended by deleting in its entirety the second sentence under Item 5(c).

          Item 5 is hereby further amended by deleting the second sentence of the first paragraph under section (b) and replacing it with the following sentence: "Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,810,400 Common Units beneficially owned by Terra Capital."

          Item 5 is hereby further amended by adding the following table under section (c)(i) to read as follows:


          Purchase Date          Number of Units             Price per Unit
          5/06/99                          1,600                    $9.2305
          5/07/99                            200                     9.5000
          6/01/99                          1,200                     9.9375
          6/02/99                          1,400                     9.9375
          6/03/99                          2,800                     9.9375
          6/07/99                          3,800                     9.8865
          6/08/99                          1,200                     9.9063
          6/09/99                         28,800                     9.8750
          6/10/99                          3,000                     9.9354
          6/11/99                          8,800                     9.8480
          6/14/99                          3,300                     9.9072
          6/15/99                          3,300                     9.7500
          6/16/99                         27,300                     9.8523
          6/17/99                          3,300                     9.8920
          6/18/99                          3,300                     9.9375
          6/21/99                         33,700                     9.9375
          6/22/99                         15,700                     9.8933
          6/23/99                          3,700                     9.9375
          6/24/99                          3,700                     9.7872
          6/25/99                          3,700                     9.7500
          6/28/99                          1,200                     9.6250
          6/29/99                         44,000                     9.9148
          6/30/99                          4,000                     9.9313
 Total  (between 5/6/99 and 6/30/99)     203,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ---------------------------------------------------------------------

          Not amended.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

          Exhibit B, Agreement Concerning Joint Filing of Schedule 13D

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 6, 1999            TERRA NITROGEN CORPORATION

                              By /s/ George H. Valentine
                                 --------------------------------------------
                                   George H. Valentine
                              Its: Vice President and General Counsel


                              TERRA CAPITAL, INC.

                              By   /s/ George H. Valentine
                                   ------------------------------------------
                                   George H. Valentine
                              Its: Vice President and Corporate Secretary


                              TERRA CAPITAL HOLDINGS, INC.

                              By   /s/ George H. Valentine
                                   ------------------------------------------
                                   George H. Valentine
                              Its: Vice President and Corporate Secretary


                              TERRA INDUSTRIES INC.

                              By   /s/ George H. Valentine
                                   ------------------------------------------
                                   George H. Valentine
                              Its: Senior Vice President, General Counsel and
                                     Corporate Secretary


                              TAURUS INVESTMENTS S.A.

                              By   /s/ David A.L. Bennett
                                   ------------------------------------------
                                   David A.L. Bennett
                              Its: Secretary

                              TAURUS INTERNATIONAL S.A.

                              By   /s/ David A.L. Bennett
                                   ------------------------------------------
                                   David A.L. Bennett
                              Its: Secretary

                              ANGLO AMERICAN PLC

                              By   /s/ Nick Jordan
                                   -----------------------------------------
                                   Nick Jordan
                              Its: Secretary

                                                                         ANNEX A
                                                                         -------

I. The following table sets forth certain information concerning each of the Directors and Officers of Terra Nitrogen.

Name:                               Francis G. Meyer (Director, Vice President)
                                    ----------------
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Senior Vice President and Chief Financial Officer, Terra

Name:                               George H. Valentine (Vice President and
                                    -------------------
                                    General Counsel)
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Senior Vice President, General Counsel and Corporate
                                    Secretary, Terra

Name:                               Michael L. Bennett (Director, President)
                                    ------------------
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Chief Operating Officer and Executive Vice President, Terra

Name:                               Robert W. Todd (Director)
                                    --------------
Citizenship:                        United States of America
Business Address:                   1013 A Buckingham Drive
                                    Lakehurst, New Jersey  08733
Principal Occupation:               Vice President, Chemical Industry Services (retired)
                                    Citibank N.A.

Name:                               Steven A. Savage (Senior Vice president)
                                    ----------------
Citizenship:                        United States of America
Business Address:                   Terra Nitrogen, 5100 E. Skelly Drive, Suite 800
                                    Tulsa, Oklahoma  74135-6565
Principal Occupation:               Senior Vice President, Manufacturing, Terra Nitrogen
Beneficial Ownership:               4,000 Common Units

Name:                               Charles J. Pero (Vice President)
                                    ---------------
Citizenship:                        United States of America
Business Address:                   600 Fourth Street
                                    Sioux City, Iowa  51101
Principal Occupation:               Vice President, Human Resources

Name:                               Wesley S. Haun  (Vice President)
                                    --------------
Citizenship:                        United States of America
Business Address:                   600 Fourth Street
                                    Sioux City, Iowa  51101
Principal Occupation:               Vice President, Energy

II. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital.

     The following list sets forth the names of certain Directors and Officers of Terra Capital and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Francis G. Meyer             Director, Vice President               SECTION I

George H. Valentine          Director, Vice President               SECTION I
                             and Corporate Secretary

Burton M. Joyce              Director, President                    SECTION I


III. The following table sets forth certain information concerning each of the Directors and Officers of Terra Holdings.

         The following list sets forth the names of certain Directors and Officers of Terra Holdings and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Burton M. Joyce              (Director, President)                  SECTION I

Francis G. Meyer             (Director, Vice President)             SECTION I

George H. Valentine          (Director, Vice President              SECTION I
                             and Corporate Secretary)


IV. The following table sets forth certain information concerning each of the Directors and Officers of Terra.

         The following list sets forth the names of certain Directors and Officers of Terra and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Michael L. Bennett           (Senior Vice President)                SECTION I
Burton M. Joyce              (Director, President and               SECTION II
                             Chief Executive Officer)
Francis G. Meyer             (Senior Vice President and             SECTION I
                             Chief Financial Officer)
George H. Valentine          (Senior Vice President, General        SECTION I
                             Counsel and Corporate Secretary)

Name:                        William R. Loomis, Jr. (Chairman and Director)
                             ----------------------
Citizenship:                 United States of America
Business Address:            30 Rockefeller Plaza
                             New York, NY  10020
Principal Occupation:        Managing Director, Lazard Freres & Co. LLC

Name:                               Edward G. Beimfohr (Director)
                                    ------------------
Citizenship:                        United States of America
Business Address:                   320 Park Avenue
                                    New York, New York  10022-6815
Principal Occupation:               Partner, Lane & Mittendorf (Law Firm)

Name:                               Carole L. Brookins (Director)
                                    ------------------
Citizenship:                        United States of America
Business Address:                   1150 18th Street, N.W., Suite 275
                                    Washington, D.C.  20036
Principal Occupation:               Founder, Chairman and Chief Executive Officer,
                                    World Perspectives, Incorporated

Name:                               Edward M. Carson (Director)
                                    ----------------
Citizenship:                        United States of America
Business Address:                   707 Wilshire Boulevard, 7th Floor, MAC 2818-078
                                    Los Angeles, CA  90071
Principal Occupation:               Retired Chairman and Chief Executive Officer, First
                                    Interstate Bancorp

Name:                               David E. Fisher (Director)
                                    ---------------
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe
                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Former Finance Director of Minorco

Name:                               Anthony W. Lea (Director)
                                    --------------
Citizenship:                        British
Business Address:                   20 Carlton House Terrace
                                    London, United Kingdom
Principal Occupation:               Finance Director of Anglo American

Name:                               Henry R. Slack (Director)
                                    --------------
Citizenship:                        United States of America
Business Address:                   40 Holborn Viaduct
                                    London, England EC1P 1AJ
                                    Principal Occupation: Former Chief Executive, Minorco

Name:                               John R. Norton III (Director)
                                    ------------------
Citizenship:                        United States of America
Business Address:                   3200 East Camelback Road, Suite 389
                                    Phoenix, Arizona  85018-2328
Principal Occupation:               Chairman and Chief Executive Officer, J. R. Norton
                                    Company

Name:                               Paula C. Norton (Vice President, Corporate and Investor
                                    ---------------
                                    Relations)
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Vice President, Corporate and Investor Relations

Name:                               Charles J. Pero (Vice President)
                                    ---------------
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Vice President

Name:                               Wynn S. Stevenson (Vice President)
                                    -----------------
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Vice President

Name:                               W. Mark Rosenbury (Vice President)
                                    -----------------
Citizenship:                        United States of America
Business Address:                   Terra Centre, 600 Fourth Street, P.O. Box 6000
                                    Sioux City, Iowa  51102-6000
Principal Occupation:               Vice President and Managing Director of Terra Nitrogen (UK) Ltd.
Beneficial Ownership:               2,500 Common Units

V. The following table sets forth certain information concerning each of the Directors and other Officers of Anglo American.

The following list sets forth the names of certain Directors and Executive Officers of Anglo American and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

A. W. Lea              (Finance Director)                   SECTION IV

Name:                  J. Ogilvie Thompson (Chairman and Chief Executive
                       -------------------
                       Officer)
Citizenship:           South African
Business Address:      20 Carlton House Terrace
                       London, United Kingdom
Principal Occupation:  Chairman of Anglo American

Name:                  L. Boyd (Executive Vice Chairman)
                       -------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director, Anglo American, with responsibility for Anglo Platinum and Anglo Ferrous Metals and joint responsibility for Anglo Industries

Name:                  Dr. J.W. Campbell (Executive Director)
                       -----------------
Citizenship:           British
Business Address:      44 Main Street
                       Johannesburg, 2001
                       Republic of South Africa
Principal Occupation:  Executive Director with responsibility for Anglo Coal and
                       Anglo Base Metals

Name:                  Viscount Etienne Davignon (Non-executive Director)
                       -------------------------
Citizenship:           Belgian
Business Address:      30 Rue Royale, B-1000
                       Brussels, Belgium
Principal Occupation:  Chairman, Societe Generale de Belgique (Bank)

Name:                  Dr. C.E. Fay (Non-executive Director)
                       ------------
Citizenship:           British
Business Address:      Merrifield, Links Road, Bramley
                       Guildford, GU5 OAL
Principal Occupation:  Director of Companies

Name:                  R.M. Godsell (Non-executive Director)
                       ------------
Citizenship:           South African
Business Address:      PO Box 62117, Marshalltown 2107
                       Republic of South Africa
Principal Occupation:  Executive Director and Chief Executive Officer, AngloGold
                       Limited

Name:                  Sir J.C.L. Keswick (Non-executive Director)
                       ------------------
Citizenship:           British
Business Address:      41 Tower Hill
                       London, United Kingdom EC3N 4HA
Principal Occupation:  Senior Banking and Capital Markets Adviser, Societe
                       Generale (bank)

Name:                  M. W. King (Executive Vice Chairman)
                       ----------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg,  2001
                       Republic of South Africa
Principal Occupation:  Vice Chairman, Anglo American

Name:                  R.J. Margetts CBE (Non-executive Director)
                       -----------------
Citizenship:           British
Business Address:      ICI Group Headquarters, 9 Millbank
                       London, United Kingdom SW1P 3JF
Principal Occupation:  Vice Chairman, ICI PLC

Name:                  N. F. Oppenheimer (Non-executive Deputy Chairman)
                       -----------------
Citizenship:           South African
Business Address:      De Beers House, Corner Amethyst Street and Crownwood
                       Road,
                       Theta, Johannesburg, 2013
                       Republic of South Africa
Principal Occupation:  Director and Chairman, De Beers Consolidated Mines
                       Limited and De Beers Centenary AG

Name:                  Sir A. Rankin (Deputy Chairman and Senior Non-Executive
                       -------------
                       Director)
Citizenship:           British
Business Address:      CGU Insurance, Piethwavlis
                       Perth, Scotland, PH2 ONH
Principal Occupation:  Deputy Chairman, CGU plc (insurance)

Name:                  A. J. Trahar (Executive Director)
                       ------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa

Principal Occupation:  Executive Director of Anglo American with responsibility for Anglo Forest Products, Anglo Industrial Minerals and joint responsibility for Anglo Industries

Name:                  T C. A. Wadeson (Technical Director)
                       ---------------
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director and Technical Director, Anglo American

Name:                  P. S. Wilmot-Sitwell (Non-executive Director)
                       --------------------
Citizenship:           British
Business Address:      20 Carlton House Terrace
                       London, England
Principal Occupation:  Chairman, Mercury World Mining Trust
VI. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

Name:                  D.A.L. Bennett (Director)
                       --------------
Citizenship:           British
Business Address:      9, rue Sainte Zithe, L-2760
                       Luxembourg City
Principal Occupation:  Company Secretary, Anglo American Luxembourg

Name:                  T.A.M. Bosman (Director)
                       -------------
Citizenship:           Dutch
Business Address:      9, rue Sainte Zithe, L-2763
                       Luxembourg City
Principal Occupation:  Financial Manager, Anglo American Luxembourg

Name:                  G.M. Holford (Director)
                       ------------
Citizenship:           British
Business Address:      9, rue Sainte Zithe, L-2763
                       Luxembourg City
Principal Occupation:  Head of Luxembourg Office, Anglo American

VII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


D.A.L. Bennett                (Director)               SECTION VI
T.A.M. Bosman                 (Director)               SECTION VI
G.M. Holford                  (Director)               SECTION VI

                                                                       Exhibit B

                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: July 6, 1999
                              TERRA NITROGEN CORPORATION

                              By  /s/ George H. Valentine
                                  ---------------------------------------
                                   George H. Valentine
                              Its  Vice President and General Counsel


                              TERRA CAPITAL, INC.

                              By  /s/ George H. Valentine
                                  ---------------------------------------
                                   George H. Valentine
                              Its  Vice President and Corporate Secretary


                              TERRA CAPITAL HOLDINGS, INC.

                              By  /s/ George H. Valentine
                                  ---------------------------------------
                                   George H. Valentine
                              Its  Vice President and Corporate Secretary


                              TERRA INDUSTRIES INC.

                              By  /s/ George H. Valentine
                                  ---------------------------------------
                                   George H. Valentine
                              Its  Senior Vice President, General Counsel and
                                    Corporate Secretary


                              TAURUS INTERNATIONAL S.A.

                              By  /s/ David A.L. Bennett
                                  ---------------------------------------
                                   David A.L. Bennett
                              Its  Secretary

                              TAURUS INVESTMENTS S.A.

                              By  /s/ David A.L. Bennett
                                  --------------------------------------
                                   David A.L. Bennett
                              Its  Secretary


                              ANGLO AMERICAN PLC

                              By  /s/ Nick Jordan
                                  --------------------------------------
                                   Nick Jordan
                              Its  Secretary